Orbit	(307) 381-0288
Innovations	info@orbit-innovations.com
Group Inc.	Vrabci 9, Prague, Czech Republic 18200

May 7, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Alyssa Wall

Orbit Innovations Group Inc.

Registration Statement on Form S-1

File No. 333-283342

Dear Alyssa Wall,

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Orbit Innovations Group Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, May 12, 2025, at 2:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/ Svetlana Belychova
Name: Svetlana Belychova
Title: President, Director, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)